UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to ___

Commission file number 000-07246

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
The Petroleum Development Corporation 401(k) & Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Petroleum Development Corporation
1775 Sherman Street, Suite 3000,  Denver, Colorado  80203

REQUIRED INFORMATION

1.	In lieu of the requirements of Item 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2008 and 2007.

Exhibit 23.	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN AND AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Petroleum Development Corporation 401(k) & Profit Sharing Plan
Bridgeport, West Virginia

We have audited the accompanying statements of net assets available for benefits of The Petroleum Development Corporation 401(k) & Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Petroleum Development Corporation 401(k) & Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) and the delinquent participant contributions as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when consideration in relation to the basic 2008 financial statements taken as a whole.

/s/ SCHNEIDER DOWNS & CO., INC.

Pittsburgh, Pennsylvania
June 29, 2009

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
Assets	2008	2007

Participant loans	$ 458	$ 330
Petroleum Development stock purchase account	1	1
Investments, at fair value	16,380	23,688
Total investments	16,839	24,019

Receivables:
Employer contributions	541	1,434
Other	26	2
Total receivables	567	1,436

Total Assets	17,406	25,455

Liabilities
Excess deferrals due to participants	7	-
Total Liabilities	7	-

Net assets available for benefits	$ 17,399	$ 25,455

See notes to financial statements.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008
(in thousands)

Additions (reductions) to net assets attributed to:
Investment income (loss):
Interest and dividend income	$ 817
Net realized & unrealized change in fair value of investments	(9,738)
Other	27
Total investment income (loss)	(8,894)

Contributions:
Employer contributions	1,398
Participant contributions	1,504
Employer contributions-profit sharing	514
Participant rollovers	21
Total contributions	3,437

Total additions (reductions)	(5,457)

Deductions from net assets attributed to:
Benefits paid to participants	2,596
Administrative expenses	3
Total deductions	2,599

Net (decrease)	(8,056)

Net assets available for benefits:
Beginning of year	25,455

End of year	$ 17,399

See notes to financial statements.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.           DESCRIPTION OF THE PLAN

The following description of The Petroleum Development Corporation (the “Company”) 401(k) & Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all company employees except leased employees and employees covered by a collective bargaining agreement of Petroleum Development Corporation who meet the eligibility requirements of the Plan.  Currently no company employees are covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Trustee and Recordkeeper
All of the Plan’s assets are held by Fidelity Investments who also has participant account record keeping responsibilities.

Contributions
Each year, participants may make contributions of up to 60% of pretax annual compensation, as defined in the Plan, subject to statutory limitations.  The Plan also allows catch up contributions for participants who have reached age 50 by the end of the year, subject to statutory limitations. The Company may make discretionary matching contributions in such amounts as may be determined by the Company’s Board of Directors each plan year.  The Company made matching contributions of 100% of participant contributions to all investment choices up to 10% of the participant compensation in 2008.  In addition, the Company may make discretionary profit sharing contributions, if any, on the participant’s behalf in an amount to be determined by the Board of Directors at the end of the Plan year. During 2009 the Company elected to make a 2008 discretionary profit sharing contribution of $514,000, which is included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.

Participants direct the investment of their contributions into various investment options offered by the Plan.  Currently, the Plan offers twenty-four (24) mutual funds and the Company’s common stock as investment options for participants.  Participants may change their investment election for current or future contributions, the percentage(s) invested in each of these options, or transfer funds among these options on any business day.

Participant Accounts
Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  Participants vest 25 percent after one year of service, 50 percent after two years of service, and are 100 percent vested after 3 years of service.

Loans to Participants
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account.  Principal and interest are paid ratably through payroll deductions. Repayment period shall be no more than five years unless such loan is for the purchase of a Participant’s primary residence, in which case the repayment period may not extend beyond ten years from the date of the loan.  Interest is set at the discretion of the plan administrator and will accrue at the annual rate of 6%.

Payment of Benefits
On termination of service due to death, disability, or retirement (at age 59 ½), a participant, representative, or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments under a systematic withdrawal plan. In addition, hardship withdrawals from a Participant’s Deferral Contributions Account shall be allowed.

Forfeitures
Company discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce future Company contributions. At December 31, 2008 and 2007, the forfeited nonvested accounts totaled $182,699 and $102,666. For the year ended December 31, 2008, no forfeitures were used to offset current year employer contributions.

2.           SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation
The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Participant loans are valued at their outstanding balances, which approximate fair value.  The market value of the Company stock was based on the publicly traded price as of the last trade date of the year, December 31, 2008.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses
Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan. The amount reported as administrative expenses of the plan are transactional fees charged to the recipient’s account, such as loan processing, expedited shipping fees, etc.

Payment of Benefits
Benefits are recorded when paid.

Fair Value Measurements
Effective January 1, 2008, and with the exception of certain provisions that are not applicable until January 1, 2009, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under SFAS No. 157 are described below. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
•   Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities.
•   Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
•   Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

All investments held by the Plan during 2008 were considered Level 1 investments, with the exception of participant loans of $457,960 which are considered Level 3.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets Participant Loans
Balance as of January 1, 2008	$330,182
Issuances, repayments and settlements, net	127,778
Balance as of December 31, 2008	$457,960

3.           INVESTMENTS

The following represents 5% or more of the Plan’s net assets available for benefits at December 31:  (in thousands)

	2008	2007
Petroleum Development Corporation Common Stock	$2,352	$4,869
Fidelity Freedom 2010	*	$1,210
Fidelity Freedom 2015	$2,219	$2,992
Fidelity Freedom 2020	$2,600	$3,950
Fidelity Freedom 2025	$1,438	$1,821
Fidelity Freedom 2030	$974	$1,233
Fidelity Retirement Money Market	$1,432	$1,280

* Investments did not represent 5% or more of the Plan’s net assets at December 31, 2008.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) in value as follows:  (in thousands)

Mutual funds	$(6,862)
Petroleum Development Corporation Common Stock	(2,876)
Net (depreciation) in fair value of investments	$(9,738)

4.           PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

5.           TAX STATUS

In October 2003, the Plan obtained its latest determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Plan administrator believes the Plan is exempt from taxation.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.           RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.           RELATED PARTY / PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock.  The Company is the plan sponsor and therefore qualifies as a related party / party-in-interest.  At December 31, 2008, the Plan held an investment of 97,734 shares of the common stock of the Company.  The fair value of the Company common stock held by the fund at December 31, 2008 was $2,352,470.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments.  Fidelity Investments is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

8.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Net assets available for benefits per the financial statements are consistent with the amounts reported in the Form 5500.

The benefits paid to participants per the financial statements are consistent with the amounts reported in the Form 5500.

INDEX OF SUPPLEMENTAL SCHEDULES

•	Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions

•	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Question 4a, “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Amount of
Employee	Total Nonexempt Prohibited Transactions
Contributions	Total Not	Total Corrected	Total Pending	Corrected
Remitted Late	Corrected	Outside VFCP	Under VFCP	Under VFCP

$ 1,331,882	$ -	$ -	$ 1,331,882	$ -

The non-exempt prohibited transaction has been corrected by the employer's payment of excise taxes, penalties and interest to the IRS.  All employee contributions which were remitted late to the plan, along with all delinquent participant loan repayments, have been remitted  to the plan along with an earnings credit for the delay in transmittal.  All corrections have been submitted to the U.S. Department of Labor and are pending their review under VFCP.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2008

(a)	(b)	(c) (d)		(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date and Rate of Interest	Cost**	Current Value
				(in thousands)
	ABF Large Cap Val PA	American Beacon Large Cap Value Plan Ahead Class		$ 476
	Rainier	Rainier Small/Mid Cap Equity Mutual Fund		539
	Royce	Royce Opportunity Mutual Fund		85
*	Petroleum Development Corporation	Common Stock		2,352
*	Fidelity Contrafund	Fidelity Contrafund Mutual Fund		612
*	Fidelity Value	Fidelity Value Mutual Fund		112
*	Fidelity Balanced	Fidelity Balanced Mutual Fund		180
*	Fidelity International Discovery	Fidelity International Discovery Mutual Fund		388
*	Fidelity Export and Multinational	Fidelity Export and Multinational Mutual Fund		205
*	Fidelity Freedom Income	Fidelity Freedom Income Mutual Fund		12
*	Fidelity Freedom 2000	Fidelity Freedom 2000 Mutual Fund		5
*	Fidelity Freedom 2010	Fidelity Freedom 2010 Mutual Fund		798
*	Fidelity Freedom 2020	Fidelity Freedom 2020 Mutual Fund		2,600
*	Fidelity Freedom 2030	Fidelity Freedom 2030 Mutual Fund		974
	Spartan Total Market Index	Spartan Total Market Index Mutual Fund - Investor Class		85
	Spartan International Index	Spartan International Index Mutual Fund - Investor Class		219
*	Fidelity Retirement Money Market	Fidelity Retirement Money Market Mutual Fund		1,432
*	Fidelity US Bond Index	Fidelity US Bond Index Mutual Fund		476
*	Fidelity Freedom 2040	Fidelity Freedom 2040 Mutual Fund		535
*	Fidelity Freedom 2005	Fidelity Freedom 2005 Mutual Fund		179
*	Fidelity Freedom 2015	Fidelity Freedom 2015 Mutual Fund		2,219
*	Fidelity Freedom 2025	Fidelity Freedom 2025 Mutual Fund		1,438
*	Fidelity Freedom 2035	Fidelity Freedom 2035 Mutual Fund		366
*	Fidelity Freedom 2045	Fidelity Freedom 2045 Mutual Fund		48
*	Fidelity Freedom 2050	Fidelity Freedom 2050 Mutual Fund		45
*	Petroleum Development Stock Purchase Account	Money Market		1
*	Participant Loan Balances	Loans with maturities ranging from 1 month to 60 months and interest rates at 6%.		458

				$ 16,839

            *           Denotes party-in-interest to the Plan
      **           Historical cost is not required as all investments are participant-directed.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
/s/ R. Scott Meyers
R. Scott Meyers
June 29, 2009	Chief Accounting Officer